EXHIBIT 97.2
RAYMOND JAMES FINANCIAL, INC.
COMPENSATION RECOUPMENT POLICY

The Board of Directors (the “Board”) of Raymond James Financial, Inc. (the “Company”) believes that it is desirable and in the best interests of the Company and its shareholders to maintain and enhance a culture that is focused on integrity and accountability, and that seeks to discourage conduct detrimental to the Company’s long-term growth. For this reason, the Board believes that it may be appropriate for the Company to recover incentive compensation provided to employees in certain circumstances. In light of these concerns, the Board has adopted the following revised Compensation Recoupment Policy (the “Policy”), effective as of October 2, 2023 (the “Effective Date”). Notwithstanding the terms of any outstanding award agreement, the revised Policy applies to any Incentive Compensation granted to an Executive Officer, Covered Employee or Employee, on or after the Effective Date, and nothing herein shall affect the application of the prior version of the Policy to awards outstanding prior to the Effective Date. This Policy is intended to operate together with the Board’s Dodd-Frank Clawback Policy, as approved on August 21, 2023 (the “Dodd-Frank Clawback Policy”), as further set forth in Section 7 hereof. (Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Section 2 “Definitions.”)

1. RECOUPMENT OF INCENTIVE COMPENSATION

A.In the event that the C&T Committee determines that:

(i)the Company is required to restate its financial statements due to the material non-compliance of the Company with any financial reporting requirement under the federal securities laws (and the C&T Committee has not determined that such restatement is required or permitted under generally accepted accounting principles in connection with the adoption or implementation of a new accounting standard or was caused by the Company’s decision to change its accounting practice as permitted by applicable law), and the performance measurement period with respect to the grant or vesting of Incentive Compensation includes one or more fiscal periods affected by the restatement; or

(ii)any performance metric pursuant to which Incentive Compensation has been awarded or has vested was materially inaccurate, and the performance measurement period with respect to the grant or vesting of Incentive Compensation includes one or more fiscal periods affected by the materially inaccurate performance metric (and notwithstanding that no restatement is required or is made by the Company);

then, to the fullest extent permitted by law, the C&T Committee may require each Executive Officer or Employee who received an award of Incentive Compensation to reimburse the Company for the amount of the Excess Compensation with respect thereto that was received within three (3) years preceding the Measurement Date.

B.In the event that the C&T Committee determines that any Covered Employee engaged in serious misconduct, in violation of written policies of the Company, or exercised materially imprudent judgment that caused material financial or reputational harm to the Company or the business segment in which such Covered Employee is employed, including where the Covered Employee failed to supervise other employees under his or her direct control who engaged in such behavior, then, to the fullest extent permitted by law, the C&T Committee may require (i) the cancellation or forfeiture of the unvested portion of all of such Covered Employee’s outstanding Incentive Compensation Awards, and (ii) the Covered Employee to reimburse the Company for the amount of the Covered Employee’s most recently-received annual bonus.

2. DEFINITIONS

•“C&T Committee” means the Compensation and Talent Committee of the Board, unless the Board elects to administer the Policy itself, in which case the Board, in its role administering the Policy, is referred to herein as the “C&T Committee.”

•“Covered Employee” means (i) any Executive Officer, and (ii) subject to clause (iii) hereinbelow, any Employee whose annual Incentive Compensation is equal to or greater than 50% of total annual compensation, but (iii) shall exclude Raymond James & Associates, Inc., Private Client Group branch managers and financial advisors.

•“Employee” means an employee or former employee of the Company or any of its consolidated subsidiaries.

•“Excess Compensation” means (x) the amount (whether measured in dollars, number of shares of common stock or other unit) of Incentive Compensation actually paid to the Executive Officer or Employee, less (y) the amount that the C&T Committee, in its sole discretion, determines would have been paid to the Executive Officer or Employee: (i) based upon the restated financial statements, (ii) based upon the corrected performance metric pursuant to which Incentive Compensation had been awarded or had vested. Where the result of a performance measure was considered in determining the Incentive Compensation awarded or paid, but the amount of such Incentive Compensation was not determined on a formulaic basis, the C&T Committee shall determine in its sole discretion the amount, if any, of Excess Compensation with respect thereto.

•“Executive Officer” means any current or former officer of the Company who is (or was) subject to Section 16 of the Securities Exchange Act of 1934, as amended.

•“Incentive Compensation” means any compensation other than base salary, irrespective of whether such compensation is payable in cash, shares of the Company’s common stock, restricted shares, restricted stock units or stock options, and shall specifically include any compensation that is intended to serve as an incentive for performance over a definable period, irrespective of whether the amount thereof has been determined in whole or in part on an objective or discretionary basis by the responsible person or committee.

•“Measurement Date” means, with respect to a Trigger Event described in:

(i)Section 1.A.(i), the date on which the Company files restated financial statements with the Securities and Exchange Commission, and

(ii)Section 1.A.(ii), the date upon which the accurate performance metric is calculated and made available to the C&T Committee.

•“Trigger Event” means each of the events described in Section 1.A.(i) - (ii) and 1.B hereof.

3. DISCRETION OF C&T COMMITTEE; RECOUPMENT PROCEDURES

A.The C&T Committee shall not seek recovery of Excess Compensation or cancel any unvested portion of an award of Incentive Compensation if it determines that to do so would be (i) unreasonable, or (ii) contrary to the best interests of the Company. In making such determination, the C&T Committee may take into account such considerations as it deems appropriate, including without limitation: (A) the likelihood of success to recover the claimed Excess Compensation under governing law in comparison to the expected cost and effort involved, (B) the assertion of a claim in any such proceeding that may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the applicable Trigger Event, and/or (D) the existence of any pending legal proceeding relating to the applicable Trigger Event.

B.Before the C&T Committee determines to seek recovery or cancel any Incentive Compensation pursuant to this Policy, it shall provide to the applicable Executive Officer or Employee written notice and the opportunity to submit a written statement to the C&T Committee.

C.If the C&T Committee determines to seek a recovery by direct repayment pursuant to this Policy, it shall make a written demand for repayment of the Excess Compensation from the Executive Officer or Employee and, if the Executive Officer or Employee does not within a reasonable period tender repayment in response to such demand, and the C&T Committee determines that he or she is unlikely to do so, the C&T Committee may institute legal proceedings for such repayment.

D.The C&T Committee will determine, in its sole discretion, the method for obtaining reimbursement or return of Excess Compensation, which may include, but shall not be limited to: (i) offsetting the amount of Excess Compensation from any compensation owed by the Company to the affected Executive Officer or Employee (including, without limitation, amounts payable under a deferred compensation plan at such time as is permitted by Section 409A of the Internal Revenue Code of 1986, as amended); (ii) reducing or eliminating future salary increases, cash incentive awards or equity awards; or (iii) requiring the individual to repay the amount of the Excess Compensation to the Company upon its written demand for such repayment.

4. ADMINISTRATION

The C&T Committee may delegate ministerial duties to one or more officers or employees of the Company. The C&T Committee shall direct that the procedures described in Annex 1 hereto shall be followed by senior management of the Company in order to evaluate potential Trigger Events and enforce the determinations made by the C&T Committee pursuant to this Policy.

5. NO INDEMNIFICATION OF EXECUTIVE OFFICERS OR EMPLOYEES

Notwithstanding the terms of any indemnification or insurance policy, or any contractual arrangement with any Executive Officer or Employee, that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer or Employee against the loss of any Excess Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer or Employee to fund potential recoupment obligations under this Policy.

6. ADMINISTRATOR INDEMNIFICATION
Any members of the C&T Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law, Company policy or any contractual agreement related thereto.

7. OTHER RECOUPMENT RIGHTS; COORDINATION WITH DODD-FRANK CLAWBACK POLICY; COMPANY CLAIMS

The Board intends that this Policy will be applied to the fullest extent permitted by law. In addition, the C&T Committee may determine that any equity award agreement, employment agreement or similar agreement with the Company entered into or amended after the Effective Date shall, as a condition to the grant of any benefit covered by such agreement, require the affected employee to contractually agree to abide by the terms of this Policy. The provisions of this Policy shall be without prejudice to, and are intended to enhance, the effect of any recoupment or similar policies in any equity award agreement, employment agreement or similar agreement in effect with respect to an Executive Officer or Employee whether prior or subsequent to the Effective Date. To the extent applicable, the Dodd-Frank Clawback Policy shall take precedence over this Policy. No recoupment or other action taken pursuant to this Policy shall limit or invalidate any other or further action taken pursuant to the Dodd-Frank Clawback Policy, provided that no duplicate recovery shall be effected under either such policy.

Nothing in this Policy shall be interpreted to limit the Company’s ability to pursue other remedies against an Executive Officer or Employee in appropriate circumstances, including without limitation termination of employment, legal action for breach of fiduciary duty or such other action as the C&T Committee may deem appropriate in a particular case. The C&T Committee may also, in determining such matters, take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities.

8. BINDING ON SUCCESSORS

The terms of this Policy shall be binding and enforceable against all Executive Officers and Employees and their heirs, executors, administrators and legal representatives.

9. EXHIBIT FILING REQUIREMENT

A copy of this Policy and any amendments hereto shall be posted on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.

As approved by the Board of Directors on August 21, 2023

ANNEX 1

PROCEDURES WITH RESPECT TO CERTAIN DETERMINATIONS UNDER THE COMPENSATION RECOUPMENT POLICY

1. IDENTIFICATION OF POTENTIAL TRIGGER EVENTS.
Management and/or internal audit function will identify potential Trigger Event(s) from time to time.

2. INVESTIGATION BY HUMAN RESOURCES, LEGAL AND INTERNAL AUDIT DEPARTMENTS.

Potential Trigger events will be referred to the Chief Human Resources Officer, the General Counsel and the head of Internal Audit for evaluation of all relevant facts and circumstances by the Human Resources, Legal and Internal Audit Departments.

The Human Resources, Legal and Internal Audit Departments will thereupon (i) conduct a joint review of each situation, (ii) assess the appropriateness of actions taken, and (iii) make a recommendation to the Clawback Committee (defined below) as to appropriate action.

3. REVIEW BY CLAWBACK COMMITTEE.

The “Clawback Committee” shall consist of the Company’s Chief Executive Officer, Chief Human Resources Officer, General Counsel, Chief Risk Officer and the heads of business units, provided, however, that no member of the Clawback Committee shall at any time participate in the deliberations or determinations of such committee concerning the application of this Policy to his or her own Incentive Compensation.

The Clawback Committee will review the results of the investigation by the Human Resources, Legal and Internal Audit Departments, evaluate the conclusions thereof with respect to the occurrence of any Trigger Event(s), consider the related recommendations for action, assess the impact on the Company of each Trigger Event, and make a final recommendation to the C&T Committee for action under the Policy.

4. C&T COMMITTEE DETERMINES FINAL ACTION.

After reviewing the recommendations of the Clawback Committee, the C&T Committee will consider all relevant facts and circumstances, including the matters set forth in Section 3 of the Policy, and will provide the affected Executive Officer or Employee with the opportunity to submit a written response as described in the Policy. The C&T Committee will thereupon approve or disapprove, in whole or in part, the recommendations of the Clawback Committee and will otherwise make all final decisions with respect to any action under the Policy, including the amount of any Excess Compensation and whether and how the Company should seek recoupment thereof.

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